CODR-C/1464/2005/DFI
Curitiba, December 5, 2005

Mr. George F. Ohsiek, Jr.
Branch Chief
Office of International Corporate Finance
Securities and Exchange Commission - SEC
One Station Place
Washington, D.C. 20549
U.S.A.

ENERGY COMPANY OF PARANÁ - FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 (FILE No. 001-14668)

By letter dated September 28, 2005 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2004 as filed on June 29, 2005 (the “2004 Form 20-F”) by Companhia Paranaense de Energia - COPEL (the “Company” or “COPEL”). The Company today is submitting herewith, via EDGAR and facsimile, responses to the Staff’s comments. We have discussed with Adam Phippen of the Staff the timetable for submitting this letter. Based on the responses set forth in this letter, including the undertakings concerning future filings of the Company on Form 20-F, we believe it will not be necessary to amend the 2004 Form 20-F.

For convenience, we have reproduced below the Staff’s additional comments and have provided the Company’s responses immediately below the comments.

Item 5. Operating and Financial Review and Prospects, page 50

Results of Operations for the Years Ended December 31, 2004 and 2003, page 59

1. On page 61 you disclose that you classify expenses related to gas purchase contracts within financial income (expense), net, for Brazilian GAAP purposes. Tell us the amount of these expenses for all periods presented and where you classify them for U.S. GAAP purposes. If the gas purchase contract expenses are material and the classification differs under U.S. GAAP, please clarify in the notes to the financial statements.

The amounts were R$ 40.4 million, R$ 33.8 million and R$ 14.0 million in 2004, 2003 and 2002, respectively. These expenses represent interest, monetary indexation and other financial charges on gas purchase contracts, and the Company will clarify this in future filings. They are classified under financial income (expense) for both Brazilian GAAP and U.S. GAAP purposes.

Results of Operations for the Years Ended December 31, 2003 and 2002, page 62

2. Please tell us why materials and supplies expenses increased so significantly between 2002 and 2003 and why the absolute dollar amount of materials and supplies is so high when it appears that the increase is attributed principally to the Araucaria facility. On page 63 you refer to accrual of "a variety of related expenses." Please explain the need for accrual of significant materials and supplies expenses.

To ensure a supply of natural gas for the Araucaria facility, we entered into a “take-or-pay” gas supply contract under which we were obligated to pay for specified volumes of gas whether or not we used them, and we would be entitled to recover volumes that were paid for but unused over a period of up to seven years.

We began to accrue amounts owing under this contract in September 2002, but except for an initial period we did not pay the contractual amounts because of the pending dispute. The unpaid amounts were included in supplier payables on our balance sheet and amounted to R$ 468 million at December 31, 2004 (R$ 164 million at December 31, 2003). Amounts due under this gas supply contract are the principal item of materials and supplies expenses relating to Araucaria. The increase from 2002 to 2003 was because we incurred these expenses for only three months in 2002 and for the full year in 2003. We also recognized some costs for water and for power capacity in 2002, but not in later years.

Liquidity and Capital Resources, page 64

3. Disclosures in the operating results and liquidity sections should address historical and expected trends regarding loss contingency amounts and commitments, including commitments for which you have suspended payment, and their reasonably likely effects on operating results and liquidity, if material. You have a number of commitments and contingencies described in Note 20 of the financial statements and in the Legal Proceedings section of your filing; however, your disclosures address only your legal proceedings with Araucaria. While it appears that the Araucaria matter is one of the most significant exposures, there appear to be other exposures, which either individually, or in the aggregate, could have a material adverse effect on your liquidity or financial condition. Refer to SAB Topic 5Y. Please revise in future filings. Please show us what the revised disclosure would have looked like in your fiscal 2004 Form 20-F.

As requested, we will revise future filings to expand the discussion in MD&A, under “Liquidity and Capital Resources,” to discuss other commitments and contingencies (in addition to Araucaria) that could affect our liquidity or financial condition. In our 2004 Form 20-F, the disclosure would have been as follows:

We have several contingencies and commitments that could have a material adverse impact on our liquidity. If the dispute regarding Araucaria is not resolved in our favor, the cost to us could be substantial. In addition, we are contesting a determination by ANEEL that would require us to pay additional amounts for energy we purchased for resale in the MAE during the rationing period in 2001 and the first quarter of 2002. We are also involved in several lawsuits including challenges of the legality of certain federal taxes which have been assessed against us, claims by industrial customers that certain increases in electricity tariffs from March through November 1986 were illegal and several labor related claims. These contingencies are described in “Item 8. Financial Information - Legal Proceedings”. If any of these claims are decided against us either individually or in the aggregate, they could have a material adverse affect on our liquidity and our financial condition.

Contractual Obligations, page 66

4. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

The introductory language to the contractual obligations table clearly identifies “estimated interest payment on our loans and debentures” as an excluded item, as required by the MD&A Guidance cited in the comment. We believe that the exclusion is appropriate, because of the uncertainty of future interest payments on our debt, almost all of which is denominated in foreign currencies or bears interest at variable interest rates. In future filings, we will include additional disclosure that addresses where material, for each element excluded from the table, the amounts, their significance to our financial condition, and the risks of volatility in future periods.

Item 15. Controls and Procedures, page 99

5. Please revise your future disclosures regarding your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 20-F accordingly.

We confirm that our disclosure in the 2004 Form 20-F was accurate and considered the entirety of Rule13a-15(e). As requested, in future filings the Company will revise the language in Item 15 to state that its disclosure controls and procedures were effective “to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.”

Item 18. Financial Statements

Notes to the Consolidated Financial Statements, page F-l 1

Note 20. Commitments and Contingencies, page F-46

a(i) Labor Contingencies, page F-46

6. If there is at least a reasonable possibility that a material loss in excess of the amount accrued for a contingency may occur, you must disclose an estimate of the amount, or range, of possible loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5. We note that you provide this disclosure for certain contingencies, but not others. Please consider these disclosure requirements for all material contingencies. Please revise future filings. Please show us what the revised disclosure would have looked like in your fiscal 2004 Form 20-F.

As requested, we will revise the disclosure in future filings. The revised disclosure in the 2004 Form 20-F would have been as follows:

Note 20 - a(ix) Possible losses - The Company has other possible (unprovided) contingencies for labor and civil contingencies, based on the reports of legal advisors, amounting to R$ 14.9 million and R$ 56.9 million, respectively, as of December 31, 2004.

Note 28. Related-Party Transactions, page F-64

7. You disclose on page F-67 that interest income related to the CRC account balance was R$ 198,278. Please explain where this interest income is reflected in the table on page F-63. The interest and commissions income line item totals only R$ 166,320.

The total of R$ 198.3 million in 2004 consisted of R$ 87.3 million of interest, which is recorded in the interest and commissions line, and R$ 111 million of monetary indexation, which is recorded in the monetary adjustment line in financial income.

Note 32. Supplemental Information, page F-74

8. Your fiscal 2004 consolidated statement of cash flow includes a cash outflow related to an increase in recoverable rate deficit (CRC) of R$ 14,873,000. Based on review of your December 31, 2004 and 2003 consolidated balance sheets CRC assets increased by R$ 161,078,000. Please explain the difference.

The difference of R$ 146.2 million was included in “Unrealized monetary and foreign exchange variations”, within operating cash flows. We will reclassify this amount in future filings to present the full amount as a movement in the increase of CRC assets. This reclassification will have no impact on net cash provided by operating activities.

Note 33. Summary of Principal Differences between Brazilian GAAP and US GAAP,

General

9. Your December 31, 2004 CRC receivable balance totals R$ 1,197,404,000. Note 4a(v) states that the CRC receivable balance was R$ 506,602 on October 1, 1997. Please tell us your consideration of a valuation allowance. In your response please specify whether any portion of the CRC receivable is subject to setoff against amounts payable to the State government for dividends or other payments. If there is no provision for setoff, tell us how you determined that it was probable you would recover the uncollected balance in light of the fact that the scheduled payments have been renegotiated and extended several times in response to nonpayment. You indicate that the first payment under the renegotiated agreement is due in January 2005. Please tell us whether the State government has made all payments due during 2005 and how the recent payment history under the new payment schedule impacts your assessment of recovery, if at all. Refer to FASB Concepts Statement No. 6. Note 22(b) states that there is an R$ 790,555,000 capital reserve for the CRC. Please tell us what this capital reserve represents.

We determined that no valuation allowance was required for the CRC receivable balance. Applying FASB General Standards – V18 Valuation: Use of Valuation Allowances and C59 Contingencies, the conditions under which the Company should accrue a loss contingency or a valuation allowance were not met in connection with the CRC receivable balance. We consider it probable that the Company will be able to collect the amounts due to it under the terms of the CRC agreement with the Paraná State Government. The Company, based on the information available to it prior to the issuance of its financial statements as of December 31, 2004 and the renegotiations with the Paraná State Government as of January 21, 2005, determined that the CRC receivable had not been impaired at the date of the financial statements.

Under the CRC Account Agreement, if the Paraná State Government fails to make timely payments, the Company may, after notifying the Paraná State Government, offset any amounts overdue to it under the CRC Account Agreement against the dividends payable by the Company to the Paraná State Government. In addition, as a further guarantee of payment, the Company has a lien on certain amounts of ICMS (VAT tax) deposited by the Paraná State Government.

The Paraná State Government has paid the renegotiated installments as determined by the fourth amendment to the CRC Account Agreement, and there were no amounts overdue under the CRC Account Agreement as of September 30, 2005.

The capital reserve disclosed in Note 22(b) was established in 1994, when following a change in law the CRC Account was first recognized as an asset on the balance sheet of COPEL and other Brazilian power companies. The capital reserve was initially in an amount equal to the CRC Account. It was indexed for inflation through 1995 but not since then. The CRC Account itself has been subject to monetary correction up to the present, with the monetary correction being recognized as financial income.

10.Your December 31, 2004 recoverable taxes balance totals R$ 80,923,000. Note 10 states that in 2004 a significant amount of value added taxes recoverable were disallowed resulting in a reversal of previously applied credits and the write-off of certain credits not yet offset. Considering your history of realization of the tax credits, amongst other factors, please tell us how the recoverable taxes balance meets the US GAAP definition of an asset. Please tell us your consideration of a valuation allowance. Refer to FASB Concepts Statement No. 6.

As a result of Decree 6,244 dated September 4, 2002 (the “ICMS Credit Decree”), the State of Paraná granted COPEL the right to ICMS credit in the amount of R$ 167.5 million in connection with its purchases from November 1991 through October 1996 of permanent assets included in the Value Added Tax recoverable account. The Company used this credit to offset payments of ICMS over a period of 48 non-consecutive months.

The valued added taxes (ICMS) credits which were disallowed by the State of Paraná Government in 2004 related specifically to credits on the purchase of permanent assets prior to the enactment of the ICMS Credit Decree, as explained in Note 10 to the consolidated financial statements. These ICMS credits differ from those recorded as assets at December 31, 2004, as they were recognized based on the ICMS Credit Decree and not as a result of a Federal ICMS Law No. 87/96, applicable in all Brazilian states and the basis of ICMS recognition for all Brazilian companies.

The Company believes that the recoverable taxes balance as of December 31, 2004 and 2003 meets the US GAAP definition of an “asset”, because the recoverable taxes meet the three essential elements of that definition, as described below:

a) Future economic benefits: an asset embodies a probable future benefit if is has the capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows. An asset may contribute to future net cash inflows by being exchanged for something else of value to the entity, by being used to produce something of value to the entity, or by being used to settle its liabilities. In this case, the recoverable taxes contributed to the Company’s future net cash inflows because they were used to settle the income tax and VAT taxes payable by the Company.

b) Control by a particular entity: an entity must control future economic benefit from a particular asset and generally can deny or regulate access to that benefit to others. The entity having an asset is the one that can exchange it, use it to produce goods or services, exact a price for others’ use of it, use it to settle liabilities, hold it, or perhaps distribute it to owners. In this case, the Company has control over the recoverable taxes and can use them to settle any taxes which may be owed by the Company.

c) Occurrence of a past transaction or event: the transaction or other event giving rise to the entity’s right to, or control of, the benefit has already occurred. In this instance, the recoverable taxes arose from past transactions or other events which gave the Company the right of the benefit of the recoverable taxes – the income tax and social contributions were planned for by the Company or were withheld by the fiscal authorities; the VAT (ICMS) recoverable taxes were recorded in the purchases of permanent assets or under a decree which granted the right to ICMS credits related to prior-years purchases of permanents assets.

The Company has determined that no valuation allowance was required for the recoverable taxes, because the conditions set forth in FASB General Standards - V18 Valuation: Use of Valuation Allowances and C59 Contingencies, under which the Company would have to accrue a loss contingency or a valuation allowance, were not met. No losses for the recoverable taxes were accrued based on information available to the Company prior to the issuance of its financial statements as of December 31, 2004, and it was unlikely that the Company would be unable to offset the amounts outstanding against the taxes payable.

* * *

As requested by the Staff, the Company acknowledges that:

• it is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Comment Letter. If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please do not hesitate to contact Nicolas Grabar or Susan Nathan at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000. Accounting questions may be directed to Kenneth J. Blomster of PricewaterhouseCoopers at (973) 236-4000.

Very truly yours,

Rubens Ghilardi
Chief Executive Officer

cc: Nicolas Grabar
Susan Nathan (Cleary Gottlieb Steen & Hamilton LLP)
Kenneth J. Blomster (PricewaterhouseCoopers )